SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               AMENDMENT NUMBER 1

                    Under the Securities Exchange Act of 1934

                          WYOMING OIL & MINERALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   893450-20-6
                                 (CUSIP Number)

                       JULIA K. O'NEILL, FLEMING & O'NEILL, P.C.
           268 SUMMER STREET, 3D FLOOR, BOSTON, MA 02210 (617) 350-7770 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     7/20/00
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893450-20-6

1)  Names of Reporting Persons
    I. R. S. Identification No. of Above Persons (entities only)

      Jack C. Bradley, Jr.

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b)

3) SEC Use Only

4) Source of Funds (See Instructions)
      N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of       (7)   Sole Voting Power
      Shares               46,355
      Bene-
      ficially  (8)   Shared Voting Power
      Owned by             0
      Each
      Report-   (9)   Sole Dispositive Power
         ing               46,355
      Person
      With      (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      46,355

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      6.54%

14) Type of Reporting Person (See Instructions)
      IN



                                 SCHEDULE 13D
                              AMENDMENT NUMBER 1
                             JACK C. BRADLEY, JR.

Item 1.  Security and Issuer

Common Stock
Wyoming Oil & Minerals, Inc.
330 South Center, Suite 419
Casper, Wyoming 82601

Item 2.  Identity and Background

(a)   Jack C. Bradley, Jr.
(b)   330 South Center, Suite 419, Casper, Wyoming 82601
(c)   President, Wyoming Oil & Minerals, Inc.
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction

Mr. Bradley was given a gift of 25,000 options to purchase common stock in the issuer with an exercise price of $1 per share and an exercise period of 2 years on July 20, 2000.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Bradley beneficially owns 46,355 shares of Common Stock of the issuer, which represents 6.54% of the class. Mr. Bradley holds 20,855 shares directly and is the beneficial owner of 500 shares owned of record by Manx Oil Corporation, of which Mr. Bradley is the president, a director, and owner of a majority of outstanding common shares. Mr. Bradley is also the beneficial owner of 25,000 options to purchase common stock as described above.

(b) Mr. Bradley has sole power to vote and dispose of all shares beneficially owned by him.

(c) During the past sixty days, there have not been any transactions by Mr. Bradley in the securities of the issuer other than as described above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

None

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


9/25/00                                   /s/ Jack C. Bradley, Jr.
Date                                      Jack C. Bradley, Jr.